CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

[redacted]

07025686

RECEIVED
2007 AUG -3 A 5:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 27, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

PROCESSED
AUG 0 6 2007
THOMSON FINANCIAL

Enclosure

8/3

[Moscow #72084 v10]

DISCLOSURE OF MATERIAL FACT

"INFORMATION ABOUT RESOLUTIONS OF THE GENERAL SHAREHOLDERS' MEETING"

1. General information	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
1.2. Abbreviated corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for disclosure of information:	www.mosenergo.ru

2. Subject matter of the disclosure

2.1. Type of the general meeting: extraordinary

2.2. Form of the general meeting: absentee voting

2.3. Date and place of the meeting: the final date for the acceptance of filled-in voting ballots: June 22, 2007. Postal addresses to which filled-in voting ballots were sent: OAO "Mosenergo", 8 Raushskaya Naberezhnaya, 115035 Moscow, Russian Federation; ZAO "Specialized Registrar Register Service," 15 Sadovnicheskaya ul., 115035 Moscow, Russian Federation.

2.4. Quorum of the general meeting:

Persons included in the list of persons entitled to take part in the general shareholders' meeting held in total 28 377 925 270 votes. Persons who took part in the vote at the general shareholders' meeting on the item of the agenda held in total 16 493 556 603 votes, constituting 58.12% of the total number of the voting shares of the Company. The quorum was present.

2.5. Issues put to a vote and voting results:

1. Payment (declaration) of the Company's dividends based on the results of the 1-st Quarter 2007.

From the number of valid ballots received, the votes counted produced the following results:

«For» 99.97%
«Against» 0.006%
«Abstained» 0.002%

2.6. Wordings of resolutions adopted by the general meeting

On the 1st item:

To pay dividends on the ordinary shares of the Company based on the results of the 1-st Quarter 2007 in the amount of RUR 0.0104408508 per ordinary share of the Company in monetary form within 60 days from the date of the decision on the payment thereof.

2.7. Date of the compilation of the minutes of the general shareholders' meeting: July 9, 2007.

3. Signature

3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale, acting on the basis of power of attorney No. 12-07/001-3 of July 4, 2005**

3.2. Date: 09 July 2007.

____

A.A. Negomedzyanov
(Signature)

[Seal]

2

DISCLOSURE OF A MATERIAL FACT

"INFORMATION ON PROCEEDS ACCRUED AND/OR PAID IN RESPECT OF THE ISSUER'S SECURITIES"

1. General information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
1.2. Abbreviated corporate name of the Issuer	OAO "Mosenergo"
1.3. Location of the Issuer	8 Raushskaya naberezhnaya, Moscow 115035, Russian Federation
1.4. Principal state registration number of the Issuer	1027700302420
1.5. Taxpayer Identification Number of the Issuer	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for the disclosure of information	www.mosenergo.ru

2. Subject matter of the disclosure
2.1. Type, category (class), series and other identifications of the registered securities: ***ordinary registered non-documentary shares;*** 2.2. State registration number and date of state registration of the securities: ***1-01-00085-A of June 17, 2003;*** state registration number and date of state registration of the additional issuance of securities: ***1-01-00085-A-004D of January 23, 2007;*** 2.3. Name of registration authority that carried out the state registration of the issuance of securities: ***Federal Commission on Securities of Russian Federation;*** Name of registration authority that carried out the state registration of the additional issuance of securities: ***Federal Service for the Financial Markets of Russian Federation;*** 2.4. The issuer's governing body that made a decision to pay (declare) dividends on the issuer's shares: ***extraordinary general shareholders' meeting of OAO "Mosenergo";*** 2.5. Date of the decision to pay (declare) dividends on the issuer's shares: ***June 22, 2007;*** 2.6. Date of preparation of the Minutes of the meeting of the issuer's authorized body on which a decision to pay (declare) dividends on the issuer's shares was made: ***July 9, 2007;*** 2.7. Total amount of dividends accrued on the issuer's shares of certain category (class) and the amount of dividend accrued per one share of certain category (class): ***Total amount of dividends accrued on the issuer's shares: RUR 296,289,683.76;*** ***Amount of dividend accrued per one ordinary share: RUR 0.0104408508;*** 2.8. Form of payment of proceeds on the issuer's securities: ***monetary form;*** 2.9. Date on which the obligation to pay proceeds on the issuer's securities (dividends on shares), and, if the obligation to pay proceeds on the securities must be fulfilled by the issuer within a certain period (period of time), the date of expiration of such period: **dividends on the ordinary shares must be paid in monetary form within 60 days from the date of the decision on the payment thereof;** 2.10. Total amount of dividends paid on the issuer's shares of a certain category (type): ***RUR 0.***

3. Signature
3.1. **First Deputy General Director** **on Financial and Economic Matters, Logistics and Sale,** **acting on the basis of power of attorney**

No. 12-07/001-3 of July 4, 2005	_______________ **A.A. Negomedzyanov**
3.2. Date: 09 July 2007.	(signature)
	[Seal]

DISCLOSURE OF MATERIAL FACT

"INFORMATION ABOUT THE STAGES OF THE SECURITIES ISSUANCE PROCEDURE"

1. General information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
1.2. Abbreviated corporate name of the Issuer	OAO "Mosenergo"
1.3. Location of the Issuer	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer	1027700302420
1.5. Taxpayer Identification Number of the Issuer	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for disclosure of information	www.mosenergo.ru

2. Subject matter of the disclosure
"Information about the state registration of the report on the results of the additional issuance of the securities"
2.6. Disclosure of a material fact containing information about the state registration of the report on the results of the additional issuance of the securities shall specify: 2.6.1. Type, category (class), series and other identifications of the registered securities: ***ordinary registered non-documentary shares;*** 2.6.2. Maturity date (for the issuer's bonds and options): ***shall not be specified for this type of securities*** 2.6.3. State registration number and date of state registration of the additional issuance of securities: ***1-01-00085-A-004D of January 23, 2007*** 2.6.4. Name of registration authority that carried out the state registration of the additional issuance of securities: ***Federal Service for the Financial Markets of Russian Federation*** 2.6.5. Number of placed securities and the nominal value (if the nominal value is provided for by Russian law) of each security: ***11 500 000 000 (eleven billion five hundred million) shares with the nominal value of RUR 1 (one) each*** 2.6.6. Percentage of the actually placed securities out of the total number of additionally issued securities that were to be placed: ***100 (hundred) percent*** 2.6.7. Method for the placement of securities: ***closed subscription*** 2.6.8. Date of the actual commencement of the securities' placement (the date of the first transaction for the transfer of securities to the first owner): ***February 15, 2007*** 2.6.9. Date of the actual end of the securities' placement (the date of the last entry made in the personal account (depo account) of the first owner in the system for accounting of rights to additionally issued securities or the date of the last certificate for the documentary additionally issued security without the obligatory centralized storage): ***May 24, 2007*** 2.6.10. Date of the state registration of the report on the results of the additional issuance of securities: ***July 5, 2007*** 2.6.11. Name of registration authority that carried out the state registration of the report on the results of the additional issuance of securities: ***Federal Service for the Financial Markets of Russian Federation*** 2.6.12. Fact of registration (non-registration) of the securities' prospectus simultaneously with the state registration of the additional issuance of such securities: ***the securities prospectus was registered simultaneously with the state registration of the issuance of such securities*** 2.6.13. Procedure for securing access to information contained in the report on the results of the

additional issuance of securities: ***within not more than two (2) days from the date of disclosure of information on the state registration of the Report on the Results of the Additional Issuance of the Issuer's Securities - on the Internet web-site of the registration authority or from the date when the issuer receives a written notice from the registration authority on the state registration of such Report, the text of the registered Report on the Results of the Additional Issuance of the Securities shall be placed on the Internet web-site: www.mosenergo.ru.***

The text of the registered Report on the Results of the Additional Issuance of Securities shall be available on the web-site for a period of not less than 6 (six) months from the date of its placement on the Internet web-site .

The Issuer shall ensure access to information contained in the registered Report on the Results of the Additional Issuance of Securities by providing a possibility for reviewing copies of the registered Report on the Results of the Additional Issuance of Securities to all interested persons from 9:00 a.m. to 4:30 p.m. (Moscow time) at: 8 Raushskaya Naberezhnaya, Moscow, Russian Federation 115035. Phones: (495) 957-38-84, (495) 957-34-17.

Within not more than 7 (seven) days from the date of relevant request, interested persons are entitled to get an Issuer's certified copy of the registered Report on the Results of the Additional Issuance of Securities for a fee that shall not exceed the cost of making such copy.

2.6.14. Specify if the report on the results of the additional issuance of securities was signed by a securities market financial advisor, as well as full and abbreviated corporate names of the securities market financial advisor and its location. ***The securities prospectus was signed by the securities market financial advisor.***

Full and abbreviated corporate names of the securities market financial advisor: ***Open Joint Stock Company «Brokerage House «OTKRYTIE», OJSC Brokerage House «OTKRYTIE»;*** location: ***building 10, 19 Protopopovskiy per., Moscow 129010.***

3. Signature

3.1. **Director for Corporate Governance**
acting on the basis of power of attorney
No.12-07/013-5 of 02.10.2006

_____________ **A.N. Zharikov**
(Signature)

3.2. Date " 09 " July 20 07 [Seal]

DISCLOSURE OF MATERIAL FACT

"Information about the inclusion in the Issuer's shareholders' register of a shareholder, holding not less than 5 percent of the Issuer's ordinary shares, and any change, as a result of which the percentage of shares held by such shareholder has became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percent of the ordinary placed shares"

1. General information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
1.2. Abbreviated corporate name of the Issuer	OAO "Mosenergo"
1.3. Location of the Issuer	8 Raushskaya naberezhnaya, Moscow 115035, Russian Federation
1.4. Principal state registration number of the Issuer	1027700302420
1.5. Taxpayer Identification Number of the Issuer	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for the disclosure of information	www.mosenergo.ru

2. Subject matter of the disclosure
2.1. Full corporate name (for legal entities that are commercial organizations), name (for legal entities that are non-commercial organizations), family name, name and patronymics (for physical persons) of the issuer's shareholder: ***Open Joint Stock Company OAO "Gazprom"*** 2.2. Percentage of the issuer's ordinary shares held by the above person prior to the change: ***19.87% (on the basis of data submitted by the nominal holder to the registrar for the purpose of compiling the list of persons entitled to participate in the annual general meeting of the shareholders of OAO "Mosenergo").*** 2.3. Percentage of the issuer's ordinary shares held by the above person after the change: ***42.729%*** 2.4. Date on which the issuer learnt of the change in the percentage of the issuer's ordinary shares held by the above person, and in the event the change in the percentage of the issuer's ordinary shares held by the above person resulted from the additional placement of the issuer's shares – date when the issuer received the notice from the registration authority on the state registration of the report on the results of the additional issuance of the issuer's ordinary shares, and in the event the change in the percentage of the issuer's ordinary shares held by the above person took place in accordance with the Federal Law "On the Securities' Market" or other federal laws – the issue of the issuer's additional shares is carried out without the state registration of the report on the results of the additional issuance – date when the issuer files (submits) a notice on the additional issue of the issuer's ordinary shares with the registration authority: ***July 6, 2007 – date of placement of information about the state registration of the Report on the Results of the Additional Issuance of the Issuer's Securities on the Internet web-site of the registration authority;*** 2.5. Basis for the change in the percentage of the issuer's ordinary shares held by the above person (acquisition or disposal by the person of the issuer's ordinary securities; additional placement by the issuer of ordinary shares; decrease by the issuer of its charter capital through the redemption of a portion of the placed ordinary shares): ***additional placement by the issuer of its ordinary shares;*** 2.6. In the event the percentage of the issuer's ordinary shares held by the above person has changed as a result of acquisition or disposal by the person of the issuer's ordinary securities (except for the acquisition of the issuer's additionally placed shares in the course of placement thereof) – date of relevant entry in the personal account (depo account) of the above person: ***the percentage of the***

issuer's ordinary shares held by the above person has changed as a result of additional placement by by the issuer of its ordinary shares.

3. Signature		
3.1. **Director for Corporate Governance** acting on the basis of power of attorney No.12-07/013-5 of 02.10.2006	_________ (Signature)	**A.N. Zharikov**
3.2. Date: 09 July 2007	[Seal]	

[Moscow #86011 v2]

DISCLOSURE OF A MATERIAL FACT

"Information about the inclusion in the Issuer's shareholders' register of a shareholder, holding not less than 5 percent of the Issuer's ordinary shares, and any change, as a result of which the percentage of shares held by such shareholder has became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percent of ordinary placed shares"

1. General information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
1.2. Abbreviated corporate name of the Issuer	OAO "Mosenergo"
1.3. Location of the Issuer	8 Raushskaya naberezhnaya, Moscow 115035, Russian Federation
1.4. Principal state registration number of the Issuer	1027700302420
1.5. Taxpayer Identification Number of the Issuer	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for the disclosure of information	www.mosenergo.ru

2. Subject matter of the disclosure
2.1. Full corporate name (for legal entities that are commercial organizations), name (for legal entities that are non-commercial organizations), family name, name and patronymics (for physical persons) of the issuer's shareholder: ***Russian Open Joint Stock Company of Energy and Electrification RAO "UES of Russia"***
2.2. Percentage of the issuer's ordinary shares held by the above person prior to the change: ***50.90%***
2.3. Percentage of the issuer's ordinary shares held by the above person after the change: ***36.175%***
2.4. Date on which the issuer learnt of the change in the percentage of the issuer's ordinary shares held by the above person, and in the event the change in the percentage of the issuer's ordinary shares held by the above person resulted from the additional placement of the issuer's shares – date when the issuer received the notice from the registration authority on the state registration of the report on the results of the additional issuance of the issuer's ordinary shares, and in the event the change in the percentage of the issuer's ordinary shares held by the above person took place in accordance with the Federal Law "On the Securities' Market" or other federal laws – the issue of the issuer's additional shares is carried out without the state registration of the report on the results of the additional issuance – date when the issuer files (submits) a notice on the additional issue of the issuer's ordinary securities with the registration authority: ***July 6, 2007 – date of placement of information about the state registration of the Report on the Results of the Additional Issuance of the Issuer's Securities on the Internet web-site of the registration authority;***
2.5. Basis for the change in the percentage of the issuer's ordinary shares held by the above person (acquisition or disposal by the person of the issuer's ordinary securities; additional placement by the issuer of ordinary shares; decrease by the issuer of its charter capital by redemption of a portion of the placed ordinary shares): ***additional placement by the issuer of its ordinary shares;***
2.6. In the event the percentage of the issuer's ordinary shares held by the above person has changed as a result of acquisition or disposal by the person of the issuer's ordinary securities (except for the acquisition of the issuer's additionally placed shares in the course of placement thereof) – date of relevant entry in the personal account (depo account) of the above person: ***the percentage of the issuer's ordinary shares held by the above person has changed as a result of additional placement by by the issuer of its ordinary shares.***

3. Signature		
3.1. **Director for Corporate Governance** acting on the basis of power of attorney No.12-07/013-5 of 02.10.2006	____________ (Signature)	**A.N. Zharikov**
3.2. Date: 09 July 20 07	[Seal]	

END